Condensed Interim Consolidated Financial Statements
Nine Months Ended September 30, 2018

Unaudited - Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

“Mark Jarvis”

President and Chief Executive Officer

Giga Metals Corporation
Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2018 and December 31, 2017
(Unaudited - Expressed in Canadian Dollars)

		September 30,	December 31,
		2018	2017
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		336,400	4,066,588
Receivables	4	174,880	30,651
Marketable securities	5	7,222,500	-
Prepaid expenses		389,811	361,425
		8,123,591	4,458,664
Non-current assets
Reclamation deposits		232,000	187,900
Equipment	6	54,808	9,463
Exploration and evaluation assets	7	2,346,353	1
		2,633,161	197,364

TOTAL ASSETS		10,756,752	4,656,028

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	482,146	144,982

TOTAL LIABILITIES		482,146	144,982

EQUITY
Share capital	10	53,870,374	53,218,158
Share-based payment reserve	11	7,050,172	6,745,535
Subscriptions received	10	-	27,000
Deficit		(50,645,940)	(55,479,647)

TOTAL EQUITY		10,274,606	4,511,046

TOTAL LIABILITIES AND EQUITY		10,756,752	4,656,028

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 16)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2018 and 2017
Unaudited - Expressed in Canadian Dollars

		Three months ended		Nine months ended
		September 30,		September 30,
		2018	2017	2018	2017
	Notes	$	$	$	$

Operating expenses
Amortization	6	4,415	571	6,968	1,713
Consulting fees		39,323	2,784	122,618	7,670
Corporate communications and investor relations		110,758	2,471	280,744	10,129
Legal, accounting and audit	12	35,286	5,590	83,619	8,265
Management fees	12	38,829	13,400	135,413	25,400
Office and general		32,484	35,128	160,215	81,589
Travel and accommodation		23,236	163	78,262	163
Stock-based compensation	10	21,680	20,778	295,473	33,724
		306,011	80,885	1,163,312	168,653

Other items
Exploration property impairments		-	14,619	-	23,619
Interest income		(6,740)	(129)	(31,816)	(853)
Gain on sale of net smelter return royalty	7	(10,555,203)	-	(10,555,203)	-
Unrealized loss on change in fair value of marketable securities	5	4,590,000	-	4,590,000	-
Income (loss) and comprehensive income (loss) for the period		5,665,932	(95,375)	4,833,707	(191,419)

Income (loss) per share – basic	10	0.13	(0.00)	0.11	(0.01)

Income (loss) per share – diluted	10	0.10	(0.00)	0.09	(0.01)
Weighted average number of shares outstanding – basic	10	42,682,167	24,565,737	42,136,610	22,550,523
Weighted average number of shares outstanding – diluted	10	55,282,237	24,565,737	56,432,111	22,550,523

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statement of Changes in Equity
For the nine months ended September 30, 2018 and 2017
Unaudited - Expressed in Canadian Dollars

		Share capital
				Share-based
		Number of		payment	Subscriptions
		shares	Amount	reserve	received	Deficit	Total
	Notes	#	$	$	$	$	$

Balance at December 31, 2016		21,537,349	48,887,797	6,196,470	-	(54,796,348)	287,919

Private placements		8,333,333	500,000	-	-	-	500,000
Share issuance costs
- Other fees		-	(4,555)	-	-	-	(4,555)
Exercise of warrants		750,000	52,500	-	-	-	52,500
Stock-based compensation		-	-	33,724	-	-	33,724
Comprehensive loss for the period		-	-	-	-	(191,419)	(191,419)

Balance at September 30, 2017		30,620,682	49,435,742	6,230,194	-	(54,987,767)	678,169

Private placements		9,813,333	4,164,233	36,267	27,000	-	4,227,500
Share issuance costs
- Cash finders’ fees		-	(230,473)	-	-	-	(230,473)
- Brokers’ warrants		-	(152,305)	152,305	-	-	-
- Other fees		-	(22,039)	-	-	-	(22,039)
Exercise of warrants		105,000	10,500	-	-	-	10,500
Exercise of options		125,000	12,500	-	-	-	12,500
Stock-based compensation		-	-	326,769	-	-	326,769
Comprehensive loss for the period		-	-	-	-	(491,880)	(491,880)

Balance at December 31, 2017		40,664,015	53,218,158	6,745,535	27,000	(55,479,647)	4,511,046

Private placements	10	960,000	576,000	-	(27,000)	-	549,000
Share issuance costs
- Cash finders’ fees	10	-	(22,080)	-	-	-	(22,080)
- Brokers’ warrants	10	-	(9,164)	9,164	-	-	-
- Other fees	10	-	(14,290)	-	-	-	(14,290)
Exercise of warrants		1,525,000	121,750	-	-	-	121,750
Stock-based compensation	10	-	-	295,473	-	-	295,473
Comprehensive income for the period		-	-	-	-	4,833,707	4,833,707

Balance at September, 2018		43,149,015	53,870,374	7,050,172	-	(50,645,940)	10,274,606

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the nine months ended September 30, 2018 and 2017
Unaudited - Expressed in Canadian Dollars

	2018	2017
	$	$

Operating activities
Income (loss) for the period	4,833,707	(191,419)
Adjustments for:
Amortization	6,968	1,713
Stock-based compensation	295,473	33,724
Gain on sale of net smelter return royalty	(10,555,203)	-
Unrealized loss on change in fair value of marketable securities	4,590,000	-
Changes in non-cash working capital items:
Receivables	(144,229)	(545)
Prepaid expense	(28,386)	(519)
Trade payables and accrued liabilities	(88,307)	(8,685)
Net cash flows used in operating activities	(1,089,977)	(165,731)

Investing activities
Expenditures on exploration and evaluation assets	(3,698,258)	-
Net proceeds on the sale of net smelter return royalty	520,080	-
Purchase of equipment	(52,313)	-
Reclamation deposit	(44,100)	-
Net cash flows used in investing activities	(3,274,591)	-

Financing activities
Proceeds on issuance of common shares	670,750	552,500
Share issue costs	(36,370)	(4,555)
Net cash flows from financing activities	634,380	547,945
(Decrease) increase in cash and cash equivalents	(3,730,188)	382,214
Cash and cash equivalents, beginning	4,066,588	85,758

Cash and cash equivalents, ending	336,400	467,972

Cash	24,900	467,972
Cash equivalents	311,500	-

Supplemental cash flow information (Note 14)

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

1.	Nature and continuance of operations

Giga Metals Corporation (the “Company” or “Giga Metals”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “GIGA”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2018, the Company had working capital of $7,641,445 but the Company had not advanced its mineral properties to commercial production. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash and the proceeds from the sale of marketable securities (Note 5).

2.	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017 which have been prepared in accordance with IFRS as issued by the IASB.

In the preparation of these interim condensed consolidated financial statements, the Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2017 except as outlined in Note 3.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 29, 2018.

3.	Adoption of new accounting standards and standards issued but not yet effective

IFRS 9, Financial Instruments

This standard replaces IAS 39 Financial Instruments: Recognition and Measurement and became effective for the Company on January 1, 2018. IFRS 9 includes requirements for classification and measurement of financial assets and financial liabilities; impairment methodology for financial instruments; and general hedge accounting. IFRS 9 has specific requirements for whether debt instruments are accounted for at amortized cost, fair value through other comprehensive income or fair value through profit or loss. IFRS 9 requires equity instruments to be measured at fair value through profit or loss unless an irrevocable election is made to measure them at fair value through other comprehensive income, which results in changes in fair value not being recycled to the income statement. The adoption of this standard did not have a material measurement or disclosure impact on the Company’s financial statements.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

IFRS 16, Leases

The new standard eliminates the classification of leases as either operating or finance leases for a lessee. Instead all leases are capitalized by recognizing the present value of lease payments and recognizing an asset and a financial liability representing an obligation to make future lease payments. The principles in IFRS 16 provide a more consistent approach to acquiring the use of an asset whether by leasing or purchasing an asset. The new leasing standard is applicable to all entities and will supersede current lease accounting standards under IFRS. IFRS 16 is mandatory for annual periods beginning on or after January 1, 2019.

4.	Receivables

	September 30,	December 31,
	2018	2017
	$	$

Goods and Service sales tax	153,329	5,177
British Columbia mining tax credits	20,264	20,264
Interest receivable	683	5,210
Due from related party (Note 12)	604	-
	174,880	30,651

5.	Marketable securities

Marketable securities are classified as fair value through profit or loss financial instruments and, as a result, are measured at fair market value each reporting period with any change in fair value recognized through the statement of income (loss).

On July 31, 2018, the Company received 1,125,000 common shares of Cobalt 27 Capital Corp. (Note 7). The 1,125,000 common shares are subject to the following trading restrictions: one-third of the common shares have a statutory hold period of 4 months (November 28, 2018); one-third have a hold period of 8 months March 28, 2019); and one-third have a hold period of 12 months (July 28, 2019).

		Value
	# of shares	$

Marketable securities at December 31, 2017	-	-
Received on sale of net smelter return royalty (Note 7)	1,125,000	11,812,500
Fair market value adjustment	-	(4,590,000)
Marketable securities at September 30, 2018	1,125,000	7,222,500

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

6.	Equipment

			Exploration
	Motor	Computer	and office
	Vehicles	equipment	equipment	Total
	$	$	$	$
Cost:
At December 31, 2017	20,330	29,665	61,984	111,979
Additions	25,322	26,491	500	52,313
At September 30, 2018	45,652	56,156	62,484	164,292

Depreciation:
At December 31, 2017	19,838	27,627	55,051	102,516
Charge for the period	2,000	3,391	1,577	6,968
At September 30, 2018	21,838	31,018	56,628	109,484

Net book value:
At December 31, 2017	492	2,038	6,933	9,463
At September 30, 2018	23,814	25,138	5,856	54,808

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

7.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,	Change	Balance,	Change in	Balance,
	December 31,	in year	December 31,	period	September 30,
	2016	2017	2017	2018	2018
	$	$	$	$	$

Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,052,292	-	2,052,292	78,378	2,130,670
Claims renewal / staking	459,261	-	459,261	12,383	471,644
Drilling	12,488,967	-	12,488,967	1,799,687	14,288,654
Environmental studies	1,256,621	-	1,256,621	290,708	1,547,329
Exploration data management	917,422	-	917,422	30,289	947,711
First Nations	166,444	-	166,444	52,767	219,211
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,779,898	54,358	8,834,256	503,993	9,338,249
Geophysical services	743,515	-	743,515	58,128	801,643
Metallurgy	3,792,672	-	3,792,672	244,986	4,037,658
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,617,850	10,597	1,628,447	827,019	2,455,466
Transportation	2,604,549	-	2,604,549	225,391	2,829,940
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(33,006,960)	(51,964)	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(2,195,403)	(12,991)	(2,208,394)	-	(2,208,394)
Federal non-refundable mining tax credits, net
of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	-	-	-	(1,777,377)	(1,777,377)
	1	-	1	2,346,352	2,346,353

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR. In July 2018, the Company sold a 2% NSR.

Sale of Royalty

On July 31, 2018, the Company closed the sale of a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. for US$1,000,000 in cash (received) and US$9,000,000 of Cobalt 27 common shares at a deemed equity price of $10.50 per share, for a total of 1,125,000 Cobalt 27 common shares (received). The Company paid a finders’ fee of US$600,000 to a third party.

Proceeds of sale of 2% NSR	$
Cash	1,300,200
1,125,000 common shares of Cobalt 27	11,812,500
Total proceeds of sale of 2% NSR	13,112,700

Less: book value of Turnagain Nickel-Cobalt Project	(1,777,377)
Less: 6% finders’ fee	(780,120)

Gain on sale of net smelter return royalty	10,555,203

In accordance with IFRS, the net proceeds on the sale of the NSR are considered as a cost recovery of exploration and evaluation assets, with any excess recorded to the statement of income.

The 1,125,000 Cobalt 27 common share are subject to the following trading restrictions: one-third of the Cobalt 27 common shares have a statutory hold period of 4 months (November 28, 2018); one-third have a hold period of 8 months (March 28, 2019); and one-third have a hold period of 12 months (July 28, 2018).

Under the terms of the NSR Agreement, 75% of the proceeds are to be used by the Company to complete the work required to advance the Turnagain Project through to Pre-feasibility and for exploration at Turnagain. Within one year of the signing (July 11, 2018) of the NSR Agreement, Cobalt 27 has the right to appoint one member to the Company’s board of directors. The Company has the right to repurchase 0.5% of the 2% NSR (“Repurchase Option”) for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

8.	Trade payables and accrued liabilities

	September 30,	December 31,
	2018	2017
	$	$
Trade payables	406,399	134,982
Accrued liabilities	75,747	10,000
	482,146	144,982

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

9.	Lease obligations

Lease obligations relate to the Company’s rent of office space. The term of the lease expires on March 31, 2023. A schedule of the Company’s minimum lease payments is as follows:

	September 30,	December 31,
	2018	2017
	$	$
Payable not later than one year	79,109	53,159
Payable later than one year and not later than five years	381,998	13,290
	461,107	66,449

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

At September 30, 2018, there were 43,149,015 issued and fully paid common shares (December 31, 2017 – 40,664,015).

Financings

During the nine months ended September 30, 2018, the following equity financings were completed:

I)

On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $nil. As at December 31, 2017, the Company had received $27,000 of subscriptions towards this private placement.

As part of the private placement, the Company paid $22,080 in finder’s fees and other cash issuance costs of $14,290. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date. The fair value of $9,164 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to contributed surplus. The assumptions used in the Black- Scholes Option Pricing Model were as follows: share price of $0.67; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

Basic and diluted income (loss) per share

For the purposes of calculating income per share, the effective of dilutive securities of 12,600,070 shares and 14,295,501 shares in the three and nine months ended September 30, 2018, respectively, is added to the weighted average number of shares outstanding.

The calculation of basic and diluted loss per share for the three and nine months ended September 30, 2017 did not include the effect of dilutive securities as the effect would be anti-dilutive.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the nine months ended September 30, 2018 and the year ended December 31, 2017 are as follows:

	Nine months ended		Year ended
	September 30, 2018		December 31, 2017
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	2,662,500	$0.33	1,640,000	$0.19
Options granted	1,275,000	0.57	1,150,000	0.50
Options exercised	-		(125,000)	0.10
Options expired/forfeited	(562,500)	0.69	(2,500)	1.00
Options outstanding, ending	3,375,000	$0.36	2,662,500	$0.33

Options exercisable, ending	3,150,000	$0.34	2,602,500	$0.32

Details of options outstanding as at September 30, 2018 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.10	2.75 years	1,350,000
$0.22	3.95 years	100,000
$0.40	4.01 years	550,000
$0.55	4.35 years	600,000
$0.60	4.28 years	600,000
$0.80	4.11 years	175,000
$0.36	3.62 years	3,375,000

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

Stock-based compensation

During the nine months ended September 30, 2018, the Company granted 1,275,000 stock options (2017 – 100,000 stock options), the weighted average grant date fair value of the options was $0.31 per option (2017 – $0.14) . The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2018	2017
Share price	$0.44	$0.19
Exercise price	$0.57	$0.22
Expected life of options	5 years	5 years
Annualized volatility	100%	100%
Risk-free interest rate	1.60%	1.60%
Dividend rate	0%	0%

During the nine months ended September 30, 2018, the Company recorded $295,473 (2017 - $18,146) of stock-based compensation to the statement of loss and comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the nine months ended September 30, 2018 and the year ended December 31, 2017 are as follows:

	Nine months ended		Year ended
	September 30, 2018		December 31, 2017
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	25,454,600	$0.18	13,444,147	$0.10
Warrants issued	516,800	0.70	13,809,600	0.25
Warrants exercised	(1,525,000)	0.08	(855,000)	0.06
Warrants expired	-		(944,147)	0.10
Warrants outstanding, ending	24,446,400	$0.20	25,454,600	$0.18

Details of warrants outstanding as at September 30, 2018 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.08	1.92 years	6,558,333
$0.10	2.51 years	11,895,000
$0.35	0.07 years	(1)396,000
$0.45	2.07 years	3,375,000
$0.70	2.05 years	2,222,067
$0.20	2.21 years	24,446,400

(1)	Subsequent to September 30, 2018, these warrants expired unexercised.

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

12.	Related party transactions

	Three months ended		Nine months ended
	September 30, 2018		September 30, 2018
	2018	2017	2018	2017
	$	$	$	$
Accounting fees	7,926	-	21,016	-
Interest expense	-	550	-	550
Management fees	37,500	8,800	129,224	14,800
Stock-based compensation	4,898	1,675	159,053	9,914
	50,324	11,025	309,293	25,264

There was $1,786 owing to related parties at September 30, 2018 (December 31, 2017 - $nil).

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the nine month period amounted to $114,996 (2017 - $14,800) for short-term benefits and $159,053 (2017 - $9,914) for stock-based compensation.

The Company is subleasing office space to a company with common directors. As at September 30, 2018, the Company had a receivable of $604.

13.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as marketable securities.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2018:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables and accrued liabilities	$482,146	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk. The Company is exposed to changes in the fair value of the Cobalt 27 common shares. At September 30, 2018, the Company had 1,125,000 Cobalt 27 common shares that trade on the TSX Venture Exchange under the trading symbol “KBLT”. At September 30, 2018, the value of the KBLT common shares was $6.42 per share or $7,222,500. A reasonable possible change in fair value of 10% would result in a change in the income (loss) for the period of $722,250.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30,	December 31,
	2018	2017
	$	$
Cash and cash equivalents	336,400	4,066,588
Loans and receivables:
Interest receivable	683	5,210
Reclamation deposits	232,000	187,900
Fair value through profit or loss:
Marketable securities	7,222,500	-
	7,791,583	4,259,698

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the nine months ended September 30, 2018

Financial liabilities included in the statement of financial position are as follows:

	September 30,	December 31,
	2018	2017
	$	$
Non-derivative financial liabilities:
Trade payables and accrued liabilities	482,146	144,982

14.	Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the nine months ended September 30, 2018, the following transactions were excluded from the statement of cash flows:

	a)	The issuance of 36,800 broker warrants at the fair value of $9,164;

	b)	1,125,000 common shares of Cobalt 27 received at the fair value of $11,812,500; and,

c)

E&E asset expenditures of $425,471 included in accounts payable and accrued liabilities at September 30, 2018, less expenditures included in accounts payable at December 31, 2017 of $nil (net exclusion of $425,471).

15.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

16.	Subsequent events

Grant of options

On November 20, 2018, the Company granted 585,000 stock options to an directors, employees and consultants at a price of $0.35 per share exercisable up to November 20, 2023.